Mail Stop 6010

September 26, 2006

Gary L. Lauer
Chief Executive Officer
eHealth, Inc.
440 East Middlefield Road
Mountain View, California 94043

> **Re:** **eHealth, Inc.**
> **Registration Statement on Form S-1, Amendment 4**
> **Filed September 25, 2006**
> **File No. 333-133526**

Dear Mr. Lauer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Any legal liability, regulatory penalties, or negative publicity . . . , page 17

1. Please state the amount of the fines Washington and Arkansas are attempting to charge you. If you do not yet know, state the maximum amount allowed by law for the alleged violations.

Exhibit 5.1: Legal Opinion

2. Rather than referring to "proceedings being taken or contemplated by us . . . to be taken," counsel should specifically identify the proceedings. If this phrase refers to the sale of the securities as outlined in the registration statement, counsel should state that fact.

3. Counsel bases the opinion, in part, on the "completion of the proceedings being taken in order to permit such transactions to be carried out in accordance with the securities laws of the various states where required." Counsel should remove this language from the opinion, as it assumes away the issue being opined upon.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Todd Sherman at (202) 551-3665 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Robert V. Gunderson, Jr., Esq.
       Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
       155 Constitution Drive
       Menlo Park, California 94025